AMENDMENT

11017825

MMISSION

JAN 14 2011

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A

SEC FILE NUMBER
8- 29116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookstone Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David C. Ramas, CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/14/11

M.C. 3/15

3/14

Brookstone
SECURITIES, INC.

January 13, 2011

FINRA
Attn: Mayte Lujan
Crystal Corporate Center
2500 N. Military Trail, Suite 302
Boca Raton, Florida 33431-6324

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 14 2011
WASH. D.C.
211

RE: Annual Audit Deficiency

Dear Ms. Lujan:

Enclosed is the SIPC Supplement Report you noted in the letter dated January 5, 2011. Elizabeth Mauro notified me last year of the deficiency we had the report completed and sent under separate cover in April of 2010. I am also forwarding the report to the SEC regional and D.C. offices.

If you have any questions please feel free to contact me any time.

Sincerely,

David W. Locy
President/CEO

cc: Southeast Regional Office
Securities and Exchange Commission
801 Brickell Avenue
Suite 1800
Miami, FL 33131

Registrations Branch
Securities and Exchange Commission
100 F Street NE
Mail Stop 8031
Washington, DC 20549

2920 Drane Field Road, Lakeland, FL 33811 • P.O. Box 8087, Lakeland, FL 33802
PHONE 863-687-3679 • FAX 863-688-0111 • TOLL FREE 1-800-582-1934
www.brookstonesecurities.com
MEMBER FINRA/SIPC

Brookstone Securities, Inc.

Agreed-Upon Procedures Report
SIPC-7T

Period Ended December 31, 2009

Agreed-Upon Procedures Report
SIPC-7T

Brookstone Securities, Inc.

Period Ended December 31, 2009

This page intentionally left blank.

David Ramos
Certified Public Accountant

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to Brookstone Securities, Inc.'s SIPC Assessment Reconciliation

To the Board of Directors of Brookstone Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Brookstone Securities, Inc. (the "Company"), the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. (FINRA), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Brookstone Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Pubic Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are presented below.

1. I compared the listed assessment payment in Form SIPC-7T with the respective cash disbursement records entry in the Company's 2009 general ledger and noted no differences.

2. I compared the total revenue amounts of the audited Form X-17-A-5 for the year ended 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting a $5,000 difference.

3. I compared any adjustments reported in Form SIPC-7T with the Company's internal statement of income and noted no differences.

4. I tested the arithmetical accuracy of the calculations reflected in Form SIPC-7T, along with the detail supporting the total adjustments reported on the SIPC-7T, and noted no differences.

5. I determined that there was no applied overpayment reported on the Form SIPC-7T.

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David R. Ramos, CPA

March 23, 2010

BROOKSTONE SECURITIES, INC.
SCHEDULE OF FINDINGS
SIPC-7T FOR PERIOD ENDED DECEMBER 31, 2009

Total 2009 revenue per Company's internal statement of income	$12,863,758
Less FOCUS report, first quarter report of 2009	2,435,687
Actual revenue for the final three quarters of 2009	10,428,071
Less revenue reported on the SIPC-7T	10,423,071
Underreported revenue on the SIPC-7T	$ 5,000
Underpaid general assessment at .0025 rate	$ 13

Read accompanying accountant's report on agreed-upon procedures performed.